Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
57492 Onaga Trail ∙ Yucca Valley, California 92284
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
 (248) 515-6035 (Phone) (248) 751-6030 (Facsimile) sharondmac2013@gmail.com

*Admitted in Michigan

13 October 2016

Mr. Thomas Jones
Ms. Amanda Ravitz
United States Securities
And Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:           Kelvin Medical, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 12, 2016
File No. 333-212791

Dear Mr. Jones:

We are in receipt of your correspondence dated October 4, 2016, and on behalf of Mr. William Mandel, President of Kelvin Medical, Inc., I would like to take this opportunity to respond to your comments in said correspondence and with regard to the above-referenced Form S-1 Registration Statement for Kelvin Medical.

Company Overview, page 5

1.  Please revise the disclosure in the first sentence of this section to disclose that you are engaged in the development, eventual production and sale of a medical device.

Response:  We have revised the document to indicate that we are engaged in the development, eventual production, and sale of a medical device.

State securities (Blue Sky) laws may limit secondary trading, page 8

2. We note your response to prior comment 12. However, the disclosure you added in this risk factor does not clarify whether you have taken or intend to take actions required to qualify your common stock for trading in all states. Please revise.

 Response:  We have disclosed this risk factor to indicate how we are going contend with “Blue Sky” laws.

We are an “emerging growth” company, page 9

3. We note your response to comment 3. Please confirm that you will provide us with copies of all written communications that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Response:  All written communications to potential investors will include a copy of our Registration Statement, once it is effective.  Any written communications that are presented to potential investors by the Company, or anyone authorized to do so on our behalf, that is different from our Registration Statement, with be forwarded to the SEC.

Mr. Thomas Jones
Ms. Amanda Ravitz
United States Securities
 And Exchange Commission
Re:  Kelvin Medical, Inc.
13 October 2016

Company Overview, page 18

4.  Please disclose consistently throughout your filing where you plan to initially market your product. For example, we note the disclosure in the fourth and eighth paragraphs on page 19 about your initial product launch “either in the USA or Asia” and that “initially we plan to market only within the Sacramento County and Bay Area,” respectively. Also, you disclose in the first paragraph on page 25 that you “plan to initially market to the population in Sacramento.”

Response:  We have revised our document for consistently in our disclosure regarding marketing plans.

Government Approval of our Product, page 19

5. We note your response to prior comment 16. Please more fully disclose the FDA approval process and the nature of regulatory oversight. For example, include in your disclosure the general conditions of approval, the duration of the process and remedies for noncompliance. Also, explain the reference to “Good Manufacturing Practices” mentioned on page 19.

Response:  Our document has been revised to more fully disclose the FDA review process and the nature of regulatory oversight.

Products, page 20

6.  We note your response to prior comment 18. Please provide us further information about how you determined the cost and retail price listed for the products on pages 21 and 22. Specifically, since you have not yet commercialized your arm band device, how can you estimate its cost to produce? Also, explain how you believe that your mark up and discount rates are reasonable.

Response:  We have revised our document to describe the process for which we placed prices on the devices.

7.  We note your response to prior comment 19. Please revise the disclosure on page 23 to identify who verified that the device delivers therapy “from 3 to 5 hours straight.” Also, revise the disclosure on page 23 to clarify that the device is a working prototype.

Response:  We have revised our document to disclose the verification process on the device.

Directors, Executive Officers, Promoters and Control Persons, page 28

8. Please tell us with specificity where you revised the disclosure in response to prior comment 22. In this regard, please describe clearly in your prospectus the specific experience, qualifications, attributes, or skills that led to the conclusion that Mr. Mandel and Dr. Austin should serve as directors.

Response:  We have revised our document to describe clearly the experience, qualifications, and skills that led to the conclusion that Mr. Mandel and Dr. Austin should serve as directors of the Company.

Mr. Thomas Jones
Ms. Amanda Ravitz
United States Securities
 And Exchange Commission
Re:  Kelvin Medical, Inc.
13 October 2016

Exhibit 5.1

9.  The name of counsel does not appear in your registration statement under the heading mentioned in the last paragraph of this exhibit. Please file a revised opinion or revise your prospectus accordingly.

Response:  We have revised this Exhibit 5.1 to correctly state the heading for which counsel’s name is disclosed.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Mr. William Mandel at (530) 388-8706.

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell

/
cc:  Mr. William Mandel, President
       Kelvin Medical, Inc.